...nstructions on the back of this report)

...requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100 ... Street, Vancouver, B.C. V6Z 2H4. ...Under the CBCA the information provided satisfies the disclosure

[redacted]

02028433

NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RIPPED CANADA ACTIFS INC.

SEC# 82 - 5124

INSIDER DATA

...IONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED: DAY 19 MONTH 03 YEAR 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

...GE IN ...IONSHIP ...LAST REPORT: YES ☐ NO ☐

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF TH...

FAMILY NAME OR CORPORATE NAME: CURRAH

GIVEN NAMES: ANDREW

NO.: 2048 STREET: SENACA DRIVE APT.:

CITY: OAKVILLE

PROV.: ONTARIO POSTAL CODE: L6L 1A9

BUSINESS TELEPHONE NUMBER: 416-363-2114

BUSINESS FAX NUMBER: 416-363-9982

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☒

SUPP

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☐ ALBERTA
- ☐ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SOCITA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

...NSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ ...ATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHEREOF OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
...MON SHARES	743 550	31	12	01	20		60,000	.25			D	
	683 550											

PROCESSED
APR 19 2002
THOMSON FINANCIAL

02 APR 18 AM 11:

BOX 6. REMARKS

THIS IS AN AMENDMENT TO THE INSIDERS REPORT DATED 19 03 02

...ENT: YES ☐ NO ☐

...is used as a uniform report for the insider reporting requirements ...rovincial securities Acts, *Bank Act, Cooperative Credit Associations* ...*ance Companies Act, Trust and Loan Companies Act* and ...*usiness Corporations Act*. The terminology used is generic to ...the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

...ONDENCE: ☒ ENGLISH ☐ FRENCH

...Y FOR YOUR FILE

...CO. INC. VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DREW CURRAH

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 04 MONTH 04 YEAR 02

ee instructions on the back of this report)

public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4. (1)

X 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

KIPPED CANADA ARTISTS INC.

SEC # 82 - 5124

2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 15 04 01

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FUSHINO

BEN

NO.: 883 STREET: ISABEL ST APT.:

CITY: WOODSTOCK

PROV.: ONTARIO POSTAL CODE: N4S 2A7

BUSINESS TELEPHONE NUMBER: 519 - 537 - 2103 EXT 503

BUSINESS FAX NUMBER: 519 - 539 - 5126

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ NEWFOUNDLAND
☐ BRITISH COLUMBIA ☐ NOVA SOCITA
☐ FEDERAL ☐ ONTARIO
☐ BANK ACT
☐ CCAA ☐ QUEBEC
☐ ICA
☐ TLCA ☐ SASKATCHEWAN
☐ CBCA
☐ MANITOBA ☐ UNITED STATES
☐ NASDAQ
☐ SEC

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	29,000	19 02 01		5,000		32¼			D	
	34000	21 02 01		25,000		35			D	
	59,000	28 02 01			30,000	30			D	
	29,000	01 03 01		5000		30			D	
	34,000	27 03 01		3,000		25			D	
	37,000	04 04 01			6,000	20			D	
	31,000	20 04 01		97,000		17			D	

BOX 6. REMARKS

PAGE 1 of 4

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BEN FUSCHINO

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 04 04 01

KEEP A COPY FOR YOUR FILE

DURHAM CO. INC. VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

02 APR 16 AM 11:52

NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SEC # 82 5124

INSIDER DATA

ONSHIP(S) TO REPORTING ISSUER

DATE OF LAST REPORT FILED (DAY MONTH YEAR)

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR)

E IN ONSHIP LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME

GIVEN NAMES

NO. STREET APT.

CITY

PROV. POSTAL CODE

BUSINESS TELEPHONE NUMBER

BUSINESS FAX NUMBER

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☐ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SOCITA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

NSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ ATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHEREOF OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
...MMON SHARES	128,000	27 04 01			5000	16			D	
	123,000	30 04 01			97000	16			D	
	31,000	02 05 01		2000		25			D	
	33,000	04 05 01		3000		25			D	
	30,000	30 05 01			3000	35			D	
	33,000	06 11 01		10,000		25			D	
	43,000	20 11 01			6,000	10			D	

ENT ☐ YES ☐ NO

s used as a uniform report for the insider reporting requirements ovincial securities Acts, Bank Act, Cooperative Credit Associations ance Companies Act, Trust and Loan Companies Act and siness Corporations Act. The terminology used is generic to to the various Acts.

NDENCE ☒ ENGLISH ☐ FRENCH

FOR YOUR FILE

CO. INC.

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

PAGE 2 of 4

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BEN FUSCHINO

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 04 04 02

NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SEC # 82 - 5124

NSIDER DATA

IONSHIP(S) TO REPORTING ISSUER

DATE OF LAST REPORT FILED — DAY MONTH YEAR

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER — DAY MONTH YEAR

E IN IONSHIP LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME

GIVEN NAMES

NO. STREET APT.

CITY

PROV. POSTAL CODE

BUSINESS TELEPHONE NUMBER

BUSINESS FAX NUMBER

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ NEWFOUNDLAND
☐ BRITISH COLUMBIA ☐ NOVA SCOTIA
☐ FEDERAL ☐ ONTARIO
☐ BANK ACT
☐ CCAA ☐ QUEBEC
☐ ICA
☐ TLCA ☐ SASKATCHEWAN
☐ CBCA
☐ MANITOBA ☐ UNITED STATES
☐ NASDAQ
☐ SEC

NSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ ATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHEREOF OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
MMON SHARES	102,300	24 01 02			7000	10			D	
	95,300	12 03 02			1500	20			D	
	93,800									

ENT ☐ YES ☐ NO

s used as a uniform report for the insider reporting requirements rovincial securities Acts, Bank Act, Cooperative Credit Associations rance Companies Act, Trust and Loan Companies Act and usiness Corporations Act. The terminology used is generic to the various Acts.

ONDENCE ☒ ENGLISH ☐ FRENCH

Y FOR YOUR FILE

CO. INC

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

PAGE 4 of 4

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BEN FUSCHINO

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 04 04 02